Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED

AT THE FIRST EXTRAORDINARY GENERAL MEETING 2013

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the first extraordinary general meeting 2013 (the “EGM”) held on Tuesday, 19 February 2013. All resolutions were duly passed.

The EGM was held on Tuesday, 19 February 2013 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

A total of 28,264,705,000 shares, representing 100% of the total issued share capital of the Company, were entitled to attend and vote on the resolutions considered at the EGM There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM. The shareholders and authorized proxies holding an aggregate of 21,773,975,079 shares, representing 77.04% of the total voting shares of the Company, were present at the EGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The EGM was chaired by Mr. Yang Mingsheng, the Chairman of the Board. Eight out of the eleven directors of the Company attended the meeting, while independent directors Mr. Sun Changji, Mr. Bruce Douglas Moore and Mr. Anthony Francis Neoh were unable to attend due to other business commitments. Four out of the five supervisors of the Company attended the meeting, while Mr. Luo Zhongmin was unable to attend due to other business commitments. Ms. Liu Yingqi, an executive director and the Secretary of the Board, and some members of the senior management also attended the meeting.

Commission File Number 001-31914

The poll results in respect of the resolutions proposed at the EGM are as follows:

	Resolutions	For		Against		Abstain		Attending and Voting
		No of shares voted	%	No of shares voted	%	No of shares voted	%	No of shares
As an ordinary resolution
1	To consider and approve the appointment of auditors of the Company for the year 2013	21,728,991,721	99.793408	1,319,491	0.006060	43,663,867	0.200532	21,773,975,079
	The resolution was duly passed as an ordinary resolution.
As special resolutions
2	To consider and approve the proposed amendments to the Articles of Association of the Company	21,747,659,238	99.879141	6,552,841	0.030095	19,763,000	0.090764	21,773,975,079

The resolution was duly passed as a special resolution The amendments to the Articles of Association as referred to in this special resolution shall come into effect after the approval of the China Insurance Regulatory Commission is obtained.

3	To consider and approve the proposed amendments to the Procedural Rules for the Board of Directors Meetings of the Company	21,747,044,488	99.876318	6,527,381	0.029978	20,403,210	0.093705	21,773,975,079
	The resolution was duly passed as a special resolution.

The full text of the resolutions is set out in the circular and notice of the EGM dated 24 December 2012.

Computershare Hong Kong Investor Services Limited, the Company’s H share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the EGM.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 19 February 2013

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh,
Tang Jianbang